" Public"

[redacted]

10026347

SEC Mail Processing Section

MAR 01 2010

Washington, DC
110

SECUR[illegible] 10026347 [illegible]IISSION
[illegible]ashington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-23081

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/09 (MM/DD/YY) AND ENDING 12/31/09 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: UNICREDIT CAPITAL MARKETS, INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

150 EAST, 42nd STREET
(No. and Street)

New York	NY	10022
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

ANDREW LUPO — 212-672-5945
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Weiser LLP
(Name – *if individual, state last, first, middle name*)

135 West 50th Street	New York	NY	10020
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

BB 3/12

OATH OR AFFIRMATION

I ANDREW LUPO, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of UNICREDIT CAPITAL MARKET, INC., as of December 31, 2009, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

No Exceptions

Signature

President

Title

M. Richard Cerick

Notary Public

M. RICHARD CERICK
Notary Public, State of New York
No. 02CE6084091
Qualified in New York County
Commission Expires September 17, 2013

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Cash Flows.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have exited since the date of the previous audit.
- ☐ (o) Independent Auditors' Report on Internal Accounting Control.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

UniCredit CAPITAL MARKETS, INC.
(A Wholly-Owned Subsidiary of
HVB US Finance Inc.)

Statement of Financial Condition

December 31, 2009

UniCredit CAPITAL MARKETS, INC.
(A Wholly-Owned Subsidiary of HVB US Finance Inc.)

December 31, 2009

Table of Contents

Weiser

Weiser LLP | Certified Public Accountants

135 West 50th Street
New York, NY 10020-1299
Tel 212.812.7000
Fax 212.375.6888

www.weiserLLP.com

Independent Auditors' Report

To the Board of Directors and Stockholder
UCI Capital Markets, Inc.

We have audited the accompanying statement of financial condition of UniCredit Capital Markets, Inc. (a wholly-owned subsidiary of HVB Finance Inc.) (the "Company") as of December 31, 2009 that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of UniCredit Capital Markets, Inc. as of December 31, 2009, in conformity with accounting principles generally accepted in the United States of America.

Weiser LLP

New York, N.Y.
February 24, 2010

Praxity MEMBER
GLOBAL ALLIANCE OF INDEPENDENT FIRMS

UniCredit CAPITAL MARKETS, INC.
(A Wholly-Owned Subsidiary of HVB US Finance Inc.)

Statement of Financial Condition

December 31, 2009

Assets		
Cash and cash equivalents	$	5,100,000
Due from clearing broker		20,106,898
Marketable securities		124,630
Investments in private investment companies		184,154
Underwriting fees receivable		473,328
Due from affiliated companies		744,774
Deferred tax asset		3,167,384
Prepaid income taxes		315,737
Prepaid expenses and other assets		8,509
Total assets	$	30,225,414
Liabilities and Stockholder's Equity		
Accounts payable and accrued expenses	$	1,998,385
Total liabilities		1,998,385
Stockholder's equity:		
Common stock, $100 par value, authorized, issued and outstanding 1,001 shares		100,100
Additional paid-in capital		22,361,092
Retained earnings		5,765,837
Total stockholder's equity		28,227,029
Total liabilities and stockholder's equity	$	30,225,414

See accompanying notes to financial statements.

(1) Nature of Business and Significant Accounting Policies

(a) Nature of Operations and Organization

UniCredit Capital Markets, Inc. (the "Company") is a wholly-owned subsidiary of HVB US Finance Inc. ("HVBUSF"). The Company was incorporated in New York in 1978. HVBUSF is a wholly-owned subsidiary of Bayerische Hypo-und Vereinsbank AG, Munich ("HVB Bank" or the "Parent").

The Company is based in the United States of America and conducts business from its office in New York City. The Company, which is engaged in brokerage-related activities, generates a significant portion of its revenues from customers of the Parent, its affiliates, and other institutional clients. Such activities primarily include foreign securities order flow. In addition, the Company provides corporate and financial services to both its clients and customers of the Parent and its affiliates in the U.S. market. The Company performs its investment advisory services for institutions, which include affiliates and individual clients.

The Company is a registered broker-dealer under the Securities Exchange Act of 1934 and is a member of the Financial Industry Regulatory Authority. The Company does not carry securities accounts for customers or perform custodial functions relating to customer securities and, accordingly, is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934 pursuant to paragraph (k)(2)(i) and (ii) of the rule.

(b) Securities Transactions

Securities transactions are recorded on a trade-date basis. Securities owned or sold short are stated at quoted market price, which is fair value, with unrealized gains or losses reflected in income. The Company's trading activities include selling equity securities short. Subsequent market fluctuations may require the Company to purchase securities at prices which may differ from the market value reflected in the Company's statement of financial condition.

Marketable securities are valued at market value, and securities not readily marketable, primarily investments in private investment companies, are valued at fair value as determined by management. In estimating fair value, the Company considers all appropriate factors relevant to such investments and consistently applies the procedures for arriving at estimated fair value.

(c) Income Taxes

Income taxes are accounted for under the asset and liability method. Deferred income tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates for temporary differences when they are expected to be recovered or settled. The effect on the deferred taxes of a change in tax rate is recognized in income in the period that includes the enactment date.

The Company is included in the consolidated federal income tax return of HVBUSF, but files separate tax returns for New York State and City. As such, state and local income taxes are determined on a stand-alone basis. The Federal income tax liability of the Company will be determined as if the Company filed a separate income tax return directly with the Internal Revenue Service. Any benefit from losses or credits from the Company utilized by HVBUSF in computing its tax liability on the consolidated Federal income tax return shall be made in such amounts as balance due from HVBUSF (See Note 7).

(d) Use of Estimates

In preparing financial statements in conformity with accounting principles generally accepted in the United States of America, management makes estimates and assumptions in determining the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, as well as the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

(e) Cash and Cash Equivalents

Investments with original maturities of three months or less when purchased are considered to be cash equivalents.

(2) Investments in Private Investment Companies

The Company has investments in a private investment company at December 31, 2009 as follows:

Boston Capital Ventures V, LLC	$ 184,154

The Boston Capital Ventures investment is accounted for at fair value as estimated by management of the Company. During the year 2009, the Company received a distribution of $16,211 which was recorded as income on equity investments. The Company also recognized an unrealized gain in the fair value of the investment of $58,511 for the year 2009.

(3) Employee Benefit Plans

The Company offers retirement benefits to its employees under a defined contribution retirement plan established under Section 401(k) of the Internal Revenue Code. The New York branch of HVB Bank administers the plan. All full-time employees who meet eligibility requirements may elect to participate in the plan. Participants may contribute up to 15% of eligible compensation on a pretax basis, not to exceed $16,500 for the 2009 calendar year. The Company contributes an additional 50% of the contributions made by the participants.

In addition, the Company offers profit sharing benefits to substantially all employees who meet certain age and eligibility requirements.

(4) Income Taxes

The components of income tax expense for the year ended December 31, 2009 are as follows:

Benefit for income taxes:		
Current tax benefit - net	$	(756,607)
Deferred tax benefit		(1,417,569)
	$	(2,174,176)

The Company records a deferred tax asset relating to the unrecognized benefit of all temporary differences that will result in future tax deductions and a deferred liability relating to the unrecognized obligation of all temporary differences that will result in a future tax expense. A valuation allowance is recognized if it is more likely than not that some portion or the entire deferred tax asset will not be realized based on a review of the available evidence. In assessing the realization of deferred tax assets, the Company concluded that, based on its expectations as to future revenue growth as a result of exploring a new market and introducing additional financial instruments to its existing clients, it's more likely than not that the Company will be able to fully utilize the cumulative net operating losses in the future. Therefore, no valuation allowance was deemed necessary at December 31, 2009.

The components of the deferred taxes are as follows:

State tax benefit	$	447
Federal - net operating loss		1,528,268
Deferred bonus		175,990
Deferred compensation		203,419
Accrued bonus		256,927
Partnerships		23,193
Capital loss		54,210
New York State and City - net operating losses		920,674
Other		4,256
Net deferred tax asset	$	3,167,384

(5) Commitments and Contingencies

Clearing Broker Agreement

The Company introduces its customer transactions to a clearing broker with which it has a correspondent relationship for execution and clearance in accordance with the terms of a clearance agreement. In connection therewith, the Company has agreed to indemnify the clearing broker for losses that the clearing broker may sustain as a result of the failure of the Company's customers to satisfy their obligations in connection with their normal delivery versus payment transactions. Securities purchased in connection with these transactions are collateral for amounts owed. The Company has placed a $20,106,898 deposit with such clearing broker.

(6) Net Capital Requirements

As a registered broker-dealer and a member of the Financial Industry Regulatory Authority, the Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule 15c3-1, which requires that the Company maintain minimum net capital, as defined, of one fifteenth of aggregate indebtedness or $100,000, whichever is greater. As of December 31, 2009, the Company had net capital of $18,214,448, which exceeded the regulatory requirement by $18,081,222. Ratio of aggregate indebtedness to net capital schedule of aggregate indebtedness is 0.11 to 1.

(7) Related Party Transactions

Commissions and Clearance Charges

The agency commission income included $3,228,885 paid by institutions for eastern and western European securities order flow executed by affiliates of HVB Bank. In connection with such activities, the Company incurred clearance charges and fees of $907,204, referral fees, relating to underwriting fee income and payable to HVB Bank, in the amount of $9,848,230 were recorded in 2009 and $402,329 of this total will be paid in the first quarter of 2010.

Investment Banking

The Company earned underwriting fees of $11,587,631 in 2009.

Due from Affiliated Companies

Due from affiliated companies represents an amount of approximately $117,000 held in an account with the Parent for the purpose of paying expenses for normal operating activities of the Company. In addition, an amount of approximately $628,000 was included as the balance due from parent for utilizing the net operating losses of the Company in the year 2009 consolidated federal income tax return.

Rent and Occupancy

The Company utilizes office space from an affiliate and paid $281,405 in office rental expense and certain other costs during 2009.

Overhead Allocation – Affiliated Companies

The Company paid $2,128,304 to affiliates for intercompany allocation of various general and administrative costs including, but not limited to, depreciation and amortization of office furniture and equipment, from a company under common control.

Placement

At December 31, 2009, the Company had $5,100,000 on deposit with HVB Ground Cayman Island, a branch of an affiliated entity.

(8) Fair Value of Financial Instruments

Generally accepted accounting standards require the disclosure of the fair value of financial instruments, as defined, for both assets and liabilities reported in the statement of financial condition. Primarily all of the Company's financial instruments are carried at, or approximate, fair value.

(9) Fair Value Measurements

Effective January 1, 2008, the Company adopted the "Fair Value Measurements" standard which defines fair value, establishes a framework for measuring fair value by three level hierarchy and expands disclosures about fair value measurements. The Company records certain assets and liabilities at fair value.

The three-level hierarchy for fair value measurements is defined as follows:

Level 1 Pricing inputs to the valuation methodology are quoted prices for identical assets or liabilities in active markets.

Level 2 Pricing inputs to the valuation methodology include quoted prices for similar assets and liabilities in active markets, and the inputs that are observable for the asset or liability, either directly or indirectly.

Level 3 Pricing inputs are unobservable for the investment and include situations when there is few, if any, market activity for the investment. The inputs into the determination of fair value require significant management judgment or estimation.

The following table summarizes the valuation of the Company's investments by fair value hierarchy as described above as of December 31, 2009:

	Total	Level 1	Level 2	Level 3
Marketable securities	$ 124,630	$ 124,630	$ -	$ -
Private investment companies	184,154	-	-	184,154
Total	$ 308,784	$ 124,630	$ -	$ 184,154

Investments in private investment companies are stated at fair value based upon the Company's equity interest in the amounts reported by these private investment companies. The valuation technique has been consistent with that of prior year. Investments in securities listed on a national exchange are valued at the last sales price on the date of valuation.

The following table discloses a reconciliation of investments at measured fair value on a recurring basis using significant unobservable inputs (Level 3) during the year ended December 31, 2009:

	Total	Private Investment Companies
Beginning balance, December 31, 2008	$ 120,399	$ 120,399
Total gains or losses	58,511	58,511
Purchases	5,244	5,244
Cost of sales	-	-
Ending balance, December 31, 2009	$ 184,154	$ 184,154

(10) Subsequent Events

The Company has evaluated subsequent events through February 24, 2010, the date the financial statements were available for issuance.